EXHIBIT 99.1
BRIGUS GOLD CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Brigus Gold Corp. (the "Corporation") will be held at the Delta Barrington Hotel, Thomas B. Room, 1875 Barrington Street, Halifax, Nova Scotia B3J 3L6, on Friday, May 27, 2011 at 11:00 a.m. (Halifax local time) for the following purposes:

1.	to receive the annual report and the financial statements for the year ended December 31, 2010 and the report of the auditor thereon;

2.	to re-appoint the Corporation’s auditor and to authorize the directors to fix its remuneration;

3.	to elect directors;

4.
to consider and, if deemed advisable, to amend the stock option plan of the Corporation, the details of which are contained under the heading "Part III – Matters to be Acted Upon – Approval of the Amended Stock Option Plan" in the accompanying management information circular (the "Information Circular");

5.	to consider and, if deemed advisable, to approve the continuance of the Corporation under the Canada Business Corporations Act; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith.

Shareholders who are unable to be present at the Meeting are requested to sign the enclosed form of proxy and return it in the envelope provided for that purpose.  To be effective, the form of proxy must be received at the offices of CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 Canada, or, by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 by not later than 5:00 p.m. (Halifax time) on May 25, 2011 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the Board may determine in its sole discretion.  The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

DATED this 15th day of April, 2011.

By Order of the Board

(signed) Wade K. Dawe
Chairman, Chief Executive Officer and President